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                                                                     Exhibit F-1



                                September 8, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                                  Re:     Conectiv
                                          SEC File Number 70-9331
                                          -----------------------

Dear Sir or Madam:

         As General Counsel for Conectiv, a Delaware corporation ("Conectiv"), I have acted as counsel to Conectiv in connection with the Application/Declaration on Form U-1 (File No. 70-9331), as amended (hereinafter the "Declaration"), filed with the Securities and Exchange Commission (the "Commission"), jointly by Conectiv and Atlantic City Electric Company, a New Jersey corporation and a direct operating utility subsidiary of Conectiv ("ACE").

         The Declaration seeks authorization under the Public Utility Holding Company Act of 1935, as amended (the "Act") (i) for ACE to solicit proxies from the holders of its outstanding shares of preferred stock; (ii) for ACE to amend its charter; (iii) for Conectiv to make an offer to the holders of certain series of ACE's outstanding preferred stock to acquire such shares for cash; and
(iv) for Conectiv to sell to ACE any preferred stock so acquired at Conectiv's purchase price, plus expenses (the "Proposed Transactions").

         In connection with this opinion, I, or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of Conectiv and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Declaration.


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         The opinions expressed below with respect to the Proposed Transactions are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

         (a) The Commission shall have duly entered an appropriate order or orders with respect to the Proposed Transactions, as described in the Declaration, granting and permitting the Declaration to become effective under the Act and the rules and regulations thereunder and the Proposed Transactions are consummated in accordance with the Declaration.

         (b) No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

         Based on the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, I am of the opinion that, in the event the Proposed Transactions are consummated in accordance with the Declaration:

         (a) All state laws applicable to the Proposed Transactions will have been complied with by Conectiv, but I express no opinion as to the need to comply with state blue sky laws and express no opinion on the laws of any state except Delaware;

         (b) Conectiv may lawfully sell to ACE the shares of ACE's preferred stock purchased by Conectiv; and

         (c) The consummation of such Proposed Transactions by Conectiv will not violate the legal rights of the holders of any securities issued by Conectiv or any associate company thereof.

         I hereby consent to the use of this opinion in connection with the Declaration.

                                                          Very truly yours,


                                                          /s/ PETER F. CLARK

                                                          Peter F. Clark